SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos M. Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated March 25, 2025, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

BUENOS AIRES, ARGENTINA – March 25, 2025 – IRSA Inversiones y Representaciones Sociedad Anónima (the “Company”) (NYSE: IRS), announces that it will issue notes for a total amount of USD 300 million, of which USD 57.8 million result from the early exchange of the Series XIV Notes maturing in June 2028, according to the following information:

Series XXIV Notes

Amount to be Issued: USD 300,000,000 composed as follows:
    a) Nominal Value of Series XXIV Notes subscribed in US Dollars: USD 242,205,175
    b) Nominal Value of the New Series XXIV Notes to be issued in exchange for the Existing Series XIV Notes tendered prior to the Early Participation Date under the Exchange Offer: USD 57,794,825

Issue and Settlement Date: March 31, 2025.

Maturity Date: March 31, 2035.

Interest Rate: 8.00%

Average Life: 9 years.

Amortization: in three annual installments

    - 33% of the nominal value 8 years after the Issue and Settlement date, on March 31, 2033;
    - 33% of the nominal value 9 years after the Issue and Settlement date, on March 31, 2034; and
    - 34% of the nominal value 10 years after the Issue and Settlement date, on March 31, 2035.

Interest Payment Dates: Semmiannually, on March 31 and September 30 of each year, starting on September 30, 2025 and through Maturity Date.

Form and Place of Payment: in United States Dollars, outside of Argentina, through DTC or its representative.

CUSIP: Rule 144A: 450047 AJ4 Regulation S: P58809 BU0

ISIN: Rule 144A: US450047AJ43 Regulation S: USP58809BU07

i) Series XXIV Notes Results:

    -Nominal value of Series XXIV Notes subscribed in US Dollars: USD 242,205,175
    -Issue Price: 96.903%
    -Yield to Maturity: 8.500%

ii) Exchange Offer Results as of the Early Participation Date:

    -Nominal Value of Existing Notes tendered and accepted for the exchange as of the Early Participation Date: USD 67,360,007, corresponding to USD 55,575,005.78 of the total outstanding principal amount of the Existing Notes (after giving effect to the Amortization Factor)
    -Nominal Value of Notes to be Issued under the Exchange Offer (including the Exchange Consideration): USD 57,794,825
    -Accrued Interests on the Existing Notes through the Issue and Settlement Date: USD 1,337,201.35
    -Issue Price:100%

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

March 27, 2025